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12062925

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Curtiswood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 Woodmont Blvd., Suite 200
(No. and Street)

Nashville (City) TN (State) 37205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R. Nieboer 615-386-0231 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRAFTCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/17

OATH OR AFFIRMATION

I, Scott R. Nieboer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Curtiswood Capital, LLC, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



CRYSTAL VALDEZ
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY, TENN

My Comm. Expires
January 9, 2016



Notary Public



Signature

Chief Manager

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Washingto
401

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2012



KraftCPAs PLLC
Certified Public Accountants and Consultants

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2012

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION,
AND
INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2012

CONTENTS


KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Curtiswood Capital, LLC (the "Company") as of September 30, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtiswood Capital, LLC as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained on pages 16 - 21 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepared the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
November 21, 2012

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

CURTISWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

ASSETS

Cash	$ 1,496,648
Deposits with clearing broker	3,555,237
Securities owned:	
Marketable	2,714,379
Not readily marketable	407,226
Prepaid expenses and other assets	38,312
Furniture and equipment - at cost, less accumulated depreciation of $71,495	6,368
TOTAL ASSETS	$ 8,218,170

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Payable to clearing broker, net	$ 1,705,830
Marketable securities sold, not yet purchased	1,199,530
Accounts payable and accrued expenses	84,255
TOTAL LIABILITIES	2,989,615
MEMBER'S EQUITY	5,228,555
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,218,170

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2012

REVENUES	
Trading income	$ 447,300
Interest and dividend income	43,593
Commission income	111,600
TOTAL REVENUES	602,493
EXPENSES	
Floor brokerage, exchange, and clearance fees	355,859
Communication and data processing	131,376
Occupancy	31,736
Other	361,688
TOTAL EXPENSES	880,659
NET LOSS	$ (278,166)

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2012

BALANCE - October 1, 2011	$ 5,506,721
Net loss	(278,166)
BALANCE - September 30, 2012	$ 5,228,555

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2012

OPERATING ACTIVITIES	
Net loss	$ (278,166)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,417
(Increase) decrease in operating assets:	
Deposits with clearing broker	712,598
Marketable securities	554,405
Not readily marketable securities	(399,687)
Prepaid expenses and other assets	(2,922)
Decrease in operating liabilities:	
Payable to clearing broker	(985,513)
Marketable securities sold, not yet purchased	(65,671)
Accounts payable and accrued expenses	(50,273)
Total Adjustments	(232,646)
NET CASH USED IN OPERATING ACTIVITIES	(510,812)
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(3,058)
NET CASH USED IN INVESTING ACTIVITIES	(3,058)
NET DECREASE IN CASH	(513,870)
CASH - BEGINNING OF YEAR	2,010,518
CASH - END OF YEAR	$ 1,496,648

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Curtiswood Capital, LLC (the "Company"), a Tennessee limited liability company, is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Glendale Partners, a Tennessee general partnership.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fiscal Year

The Company has adopted a September 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Deposits with Clearing Broker

The Company clears its accounts through another broker-dealer, Legent Clearing, LLC ("Legent") on a fully disclosed basis via a correspondent clearing agreement. The Company has agreed to maintain a deposit account with Legent equal to or greater than the margin requirements on securities with a minimum balance of $250,000.

Securities Transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. All of the Company's trading activities are cleared by Legent Clearing, LLC.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions (continued)

Securities owned and securities sold, not yet purchased are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Measurements

The Company classifies fair value measurements based on a hierarchy consisting of: Level 1 (valued using quoted prices from active markets for identical assets), Level 2 (not traded on an active market but for which observable market inputs are readily available), and Level 3 (valued based on significant unobservable inputs). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Marketable securities owned and marketable securities sold, not yet purchased: Securities for which quotations are readily available in active markets are valued at the most recent quote in the principal market in which such securities are normally traded, and are classified within Level 1 of the valuation hierarchy. These investments also include securities valued on the basis of information provided by pricing services that employ valuation matrices that may incorporate both broker/dealer-supplied valuations as well as valuation models reflecting such factors as benchmark yields, reported trades, broker/dealer quotes, bid/offer data, and other relevant elements, and are classified within Level 2 of the valuation hierarchy.

Securities not readily marketable: Securities not readily marketable are valued from unobservable inputs, such as trading activity in private markets; if any, prior to year-end and financial information of the individual investment and, in those circumstances, classified as Level 3.

The methods described above may produce a fair value that may not be indicative of what might ultimately be realized, which depend on future circumstances and cannot be reasonably determinable until the investment is actually liquidated. The Company believes its evaluation methodologies are appropriate and consistent with that of other market participants.

No changes in valuation methodologies have been made since the prior year.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Furniture and Equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 3 to 7 years.

Trading Income and Loss

Trading income (loss) is recorded as the difference between the acquisition cost of the security and the selling price or current fair market and consists of realized and unrealized gains (losses).

Interest and Dividend Income

Interest income is recognized in the period earned. Dividend income is accrued and recognized as of the ex-dividend date.

Commission Income

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all federal tax effects of the Company's income, gains and losses are passed through to its sole member, Glendale Partners, GP. Substantially all of the member's taxable income is self-employment income to the owners and not subject to state excise tax under current state law.

The Company files tax returns in the State of Tennessee. The State of Tennessee has a statute of limitations of three years from the end of the year in which the return is filed.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Taxes (continued)

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between September 30, 2012 and November 21, 2012, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains cash accounts at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. As of September 30, 2012, all depositor accounts of the Company are fully insured.

Investments are subject to market risk, the risk inherent in a fluctuating market. The broker/dealer that is the custodian of the Company's securities is covered by the Securities Investor Protection Corporation ("SIPC"), which provides limited protection to investors. SIPC coverage is limited to specified investor-owned securities (notes, bonds, mutual funds, investment company securities and registered securities) held by an insolvent SIPC member at the time a supervising trustee is appointed. The SIPC also protects against unauthorized trading in the Company's security account. SIPC coverage is limited to $500,000 per customer, including $250,000 for cash that is on deposit as the result of a security transaction. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

NOTE 3 - CONCENTRATION OF RISK (CONTINUED)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is periodically to review the credit standing of each counterparty.

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 4 - FAIR VALUE MEASUREMENTS

The following table sets forth the Company's major categories of assets and liabilities measured at fair value on a recurring basis, by level within the fair value hierarchy, as of September 30, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities:				
Corporate stock-common:				
Communications	$ 160,790	$ -	$ -	$ 160,790
Energy	17,408	-	-	17,408
Techonology	183,450	-	-	183,450
Financial	1,295,730	-	-	1,295,730
Subtotal	1,657,378	-	-	1,657,378
Corporate bonds	-	1,006,370	-	1,006,370
Government bonds	-	-	50,631	50,631
Total marketable securities	1,657,378	1,006,370	50,631	2,714,379
Securities not readily marketable:				
Corporate stock-common and preferred	-	-	400,000	400,000
Corporate bonds	-	-	7,226	7,226
Total Assets	$ 1,657,378	$ 1,006,370	$ 457,857	$ 3,121,605

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total
Liabilities:				
Marketable securities sold,				
not yet purchased				
Government bonds	$ -	$ 1,198,500	$ -	$ 1,198,500
Industrial bonds	-	1,030	-	1,030
Subtotal	-	1,199,530	-	1,199,530
Total Liabilities	$ -	$ 1,199,530	$ -	$ 1,199,530

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2012:

	Securities not Readily Marketable
Balance, beginning of year	$ 7,539
Purchases	400,000
Unrealized losses relating to instruments still held at reporting date and included in net loss, net	(313)
Balance, end of year	$ 407,226

NOTE 5 - PAYABLE TO CLEARING BROKER, NET

Amounts receivable from and payable to the Company's clearing broker, Legent, consist of the following at September 30, 2012:

Payable to clearing broker	$	1,875,372
Monthly trading gain receivable from clearing broker		(149,917)
Interest receivable from clearing broker		(19,625)
Payable to clearing broker, net	$	1,705,830

NOTE 6 - BORROWING ARRANGEMENTS

The Company may from time to time finance its security positions through a margin account with its clearing broker. The margin account bears interest at a current market rate that fluctuates daily.

NOTE 7 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, under an operating lease that expires April 30, 2016, and calls for escalating monthly lease payments plus additional fees for parking. Future minimum lease commitments under all non-cancelable leases in effect as of September 30, 2012, are as follows:

For the year ending September 30,		
2013	$	31,276
2014		32,526
2015		33,826
2016		20,187
	$	117,815

Total rent expense incurred under all operating leases for the year ended September 30, 2012, amounted to $31,736.

NOTE 8 - RELATED PARTY TRANSACTIONS

Total salaries and benefits included in other expenses that were applicable to partners of an affiliated company, amounted to approximately $109,000 for the year ended September 30, 2012.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2012, the Company had regulatory net capital of $4,114,730 which was $3,864,730 in excess of its required net capital of $250,000. The Company's percent of aggregate indebtedness to net capital ratio was .0205 to 1.

SUPPLEMENTARY INFORMATION

CURTISWOOD CAPITAL, LLC

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2012

Net Capital	
Total member's equity from Statement of Financial Condition	$ 5,228,555
Nonallowable assets from the Statement of Financial Condition	(443,242)
Net capital before haircuts	4,785,313
Undue concentration	193,003
Haircuts	477,580
Net Capital	$ 4,114,730
Total aggregate indebtedness	$ 84,255
Computation of basic net capital requirement	
Net capital requirement	$ 250,000
Excess net capital	$ 3,864,730
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$ 3,814,730
Percentage of aggregate indebtedness to net capital	2.05 %

CURTISWOOD CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2012

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2012

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2012

The net capital computed on Page 12 and the Company's computation of net capital on its September 30, 2012 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2012

Not applicable.

CURTISWOOD CAPITAL, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

SEPTEMBER 30, 2012

None.


KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Curtiswood Capital, LLC (the "Company") as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Executive Committee and Member, management, the SEC, the New York Stock Exchange, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
November 21, 2012

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
AND
INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES

SEPTEMBER 30, 2012

This report is deemed CONFIDENTIAL in accordance
With Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934



KraftCPAs
PLLC
Certified Public Accountants and Consultants

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
AND
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

SEPTEMBER 30, 2012

This report is deemed CONFIDENTIAL in accordance With Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
AND
INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES

SEPTEMBER 30, 2012

CONTENTS


KraftCPAs
PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2012, which were agreed to by Curtiswood Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
November 21, 2012

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended September 30, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065343 FINRA SEP
CURTISWOOD CAPITAL LLC
104 WOODMONT BLVD STE 200
NASHVILLE TN 37205-5252

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Nieboer 615-386-0231

2. A. General Assessment (item 2e from page 2) $ 1,247

B. Less payment made with SIPC-6 filed (exclude interest) ( )

11/21/12
Date Paid

C. Less prior overpayment applied (1,132)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 115

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 115

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Curtiswood Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Manager
(Title)

Dated the 2nd day of November, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1, 20 11 and ending 9/30, 20 12
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 602,493
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	223,371
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	223,371
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	103,666
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 223,371	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	223,371
Total deductions	327,037
2d. SIPC Net Operating Revenues	$ 498,827
2e. General Assessment @ .0025	$ 1,247

(to page 1, line 2.A.)